Exhibit 4.7

Selectica, Inc. Non-Plan
Notice of Stock Option Grant

You have been granted an option (the “Option”) to purchase shares of the Common Stock of Selectica, Inc. (the “Company”). The Option is subject to the attached Non-Plan Stock Option Agreement. This Option is being granted outside of the 1999 Equity Incentive Plan (the “1999 Plan”), however, as set forth in the Non-Plan Stock Option Agreement, certain provisions set forth in the 1999 Plan are incorporated by reference for purposes of administering and interpreting this Option.

Name of Optionee:	Blaine Mathieu

Total Number of Shares:	186,979

Type of Option:	Nonstatutory Stock Option

Exercise Price Per Share:	$6.28

Date of Grant:	December 4, 2013

Vesting Commencement Date:	December 4, 2013

Vesting Schedule:

This Option becomes exercisable with respect to the first 25% of the Shares subject to this option when you complete 12 months of continuous “Service” (as defined in the Plan) from the Vesting Commencement Date. Thereafter, this option becomes exercisable with respect to an additional 1/48th of the Shares subject to this option when you complete each month of Service

Expiration Date:	December 3, 2023. This Option expires earlier if your Service terminates earlier, as described in the Non-Plan Stock Option Agreement.

You and the Company agree that this option is granted under and governed by the terms and conditions of the Non-Plan Stock Option Agreement, which is attached to and made a part of this document. This document amends and restates the prior version with the same date of grant and is correcting a previous typographical error in the Vesting Commencement Date.

You further agree that the Company may deliver by email all documents relating to this Option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a web site, it will notify you by email.

Optionee:		Selectica, Inc.

	/s/ Blaine Mathieu	By:	/s/ Michael Brodsky
	Blaine Mathieu	Name: Title:	Michael Brodsky Interim Chief Executive Officer
Address:	301 Main Street, Apt 23-D San Francisco, CA 94105

Selectica, Inc.

Non-Plan Stock Option Agreement

Tax Treatment

This Option is intended to be a nonstatutory stock option, as provided in the Notice of Stock Option Grant, and is not intended to qualify as an incentive stock option under section 422 of the Internal Revenue Code.

Non-Plan Grant

This Option is being granted outside of the 1999 Plan. However, as set forth below, unless otherwise defined herein, capitalized terms shall have the meaning set forth in the 1999 Plan. In addition, certain provisions set forth in the 1999 Plan shall govern the terms, administration, and interpretation of this Option (collectively, the defined terms and provisions are referred to as the “Applicable Plan Provisions”). For purposes of this Non-Plan Stock Option Agreement, the following Articles of the 1999 Plan, as in effect on the Date of Grant, are hereby incorporated by reference: Articles 2, 4, 5, 6, 10, 11, 14, 15, 17, and 18, and shall be considered Applicable Plan Provisions for purposes of the Option.

Vesting

This Option becomes exercisable in installments, as shown in the Notice of Stock Option Grant. In addition, this option becomes exercisable as follows in the event that the Company is subject to a “Change in Control” (as defined in the 1999 Plan):

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This Option becomes exercisable in full at the time of the Change in Control unless this Option (a) remains outstanding after the Change in Control, (b) is assumed by the surviving corporation (or by the parent or a subsidiary thereof) or (c) is replaced by the surviving corporation (or by the parent or a subsidiary thereof) with an award that has substantially the same terms. The determination of whether a replacement award has substantially the same terms as this option will be made by the Compensation Committee of the Company’s Board of Directors, and its determination will be final, binding and conclusive.

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If the preceding paragraph does not apply, and if you are subject to an employment or other service or severance arrangement providing for accelerated vesting of your options, then the provisions of such agreement shall govern.

This Option will in no event become exercisable for additional shares after your Service has terminated for any reason.

Term

This Option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (It will expire earlier if your Service terminates, as described below.)

Regular Termination

If your Service terminates for any reason except death or total and permanent disability, then this Option will expire at the close of business at Company headquarters on the date three months after your termination date. The Company determines when your Service terminates for this purpose.

Death	If you die before your Service terminates, then this Option will expire at the close of business at Company headquarters on the date 12 months after the date of death.

Disability

If your Service terminates because of your total and permanent disability, then this Option will expire at the close of business at Company headquarters on the date 12 months after your termination date.

For all purposes under this Non-Plan Stock Option Agreement, “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Leaves of Absence and Part-Time Work

For purposes of this Option, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of shares at that time would violate any law or regulation.

Notice of Exercise

When you wish to exercise this Option, you must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form. Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered. The notice will be effective when the Company receives it.

If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment

When you submit your notice of exercise, you must include payment of the Option exercise price for the shares that you are purchasing. To the extent permitted by applicable law, payment may be made in one (or a combination of two or more) of the following forms:

• Your personal check, a cashier’s check or a money order.

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Certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company.  The value of the shares, determined as of the effective date of the Option exercise, will be applied to the Option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the Option shares issued to you.  However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes.

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Irrevocable directions to a securities broker approved by the Company to sell all or part of your Option shares and to deliver to the Company from the sale proceeds an amount sufficient to pay the Option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given by signing a special “Notice of Exercise” form provided by the Company.

Withholding Taxes and Stock Withholding

You will not be allowed to exercise this Option unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the Option exercise. With the Company’s consent, these arrangements may include withholding shares of Company stock that otherwise would be issued to you when you exercise this Option. The value of these shares, determined as of the effective date of the Option exercise, will be applied to the withholding taxes.

Restrictions on Resale

You agree not to sell any Option shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of Option

Prior to your death, only you may exercise this Option. You cannot transfer or assign this Option. For instance, you may not sell this Option or use it as security for a loan.  If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will or a beneficiary designation.

Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your Option in any other way.

Retention Rights

Neither your Option, nor this Non-Plan Stock Option Agreement gives you the right to be retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of the Company until you have exercised this Option by giving the required notice to the Company and paying the exercise price.  No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this Option, except as described in the 1999 Plan.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares covered by this Option and the exercise price per share may be adjusted as described in the 1999 the Plan.

Applicable Law	This Non-Plan Stock Option Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).

The Plan and Other Agreements	The portions of the 1999 Plan constituting Applicable Plan Provisions are incorporated in this Non-Plan Stock Option Agreement by reference.

Except with respect to any written service, employment, or severance arrangement specifically referencing the accelerated vesting of equity awards, this Non-Plan Stock Option Agreement and the Applicable Plan Provisions constitute the entire understanding between you and the Company regarding this Option. Except as set forth in the preceding sentence, any prior agreements, commitments or negotiations concerning this Option are superseded. This Non-Plan Stock Option Agreement may be amended only by another written agreement between the parties.

By signing the cover sheet of this Non-Plan Stock Option Agreement, you agree to all of the terms and conditions described above and in the Applicable Plan Provisions.